Gernandt & Danielsson

16 December 2021

Skandinaviska Enskilda Banken AB (publ)
Kungsträdgårdsgatan 8
111 47 Stockholm
Sweden

Opinion of counsel regarding access to books and records

1   Introduction

1.   Rule 15Fb2-4(c)(1)(ii) promulgated under the United States Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), requires a non-resident[1] security-based swap dealer applying for registration with the United States Securities and Exchange Commission (the "**Commission**") to provide the Commission with an opinion of counsel that the non-resident security-based swap dealer can, as a matter of law, provide the Commission with prompt access to the books and records of such non-resident security-based swap dealer, and can, as a matter of law, submit to onsite inspection and examination by the Commission.

2.   Gernandt & Danielsson Advokatbyrå KB ("**we**") have been asked by Skandinaviska Enskilda Banken AB (publ), reg. no. 502032-9081 ("**SEB**") to render such an opinion of counsel.

3.   Consequently, this opinion of counsel (the "**Opinion**") addresses the ability of SEB, as a matter of Swedish law, to provide prompt access to its Books and records (as defined below) to the Commission as well as to submit to onsite inspection and examination by the Commission, as a non-resident security-based swap dealer registered with the Commission.

2   Assumptions

4.   In rendering this Opinion, we have made the following assumptions.

5.   "Books and records" means documents, electronic media, and books and records within the possession, custody, and control of, and other

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[1] Defined in Exchange Act Rule 15Fb2-4(a)(2) as a corporation incorporated in or having its principal place of business in any place not in the United States.

information about SEB with respect to all services, activities and conduct of SEB related to security-based swaps (as such term is defined in the Exchange Act)[2] that are part of the U.S. business[3] of SEB and governed by U.S. laws and regulations applicable to the Commission and Swedish laws and regulations applicable to SEB, and which may include personal data.[4]

6.   The Books and records of SEB will be held in Sweden.

7.   The Books and records of SEB will include information identifying the counterparties to SEB's security-based swap transactions, who are SEB's customers for purposes of the transactions. The Books and records of SEB will include personal data[5], for example in the form of staff lists, director details, employee disciplinary history, employment applications and/or questionnaires, employee personal trading records, financial transaction records, customer agreements, internal communications, and/or documents relating to service providers such as consultants and auditors. The

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[2] The term "Books and records" as used in this Opinion includes any such books and records held by a third party, located outside of the United States. In accordance with Exchange Act Rule 18a-6(f), SEB has required any such third party to file with the Commission a written undertaking in the form acceptable to the Commission, signed by a duly authorized person, to the effect that such records are the property of SEB and will be surrendered promptly on request of SEB and include the following provision:
"With respect to any books and records maintained or preserved on behalf of SEB, the undersigned hereby undertakes to permit examination of such books and records at any time or from time to time during business hours by representatives or designees of the Securities and Exchange Commission, and to promptly furnish to said Commission or its designee true, correct, complete, and current hard copies of any or all or any part of such books and records."
[3] "U.S. business" is defined in Exchange Act Rule 3a71-3(a)(8)(i) of the Exchange Act, with respect to a foreign security-based swap dealer, as: (i) any security-based swap transaction entered into, or offered to be entered into, by or on behalf of such foreign security-based swap dealer, with a U.S. person (other than a transaction conducted through a foreign branch of that person); or (ii) any security-based swap transaction arranged, negotiated, or executed by personnel of the foreign security-based swap dealer located in a U.S. branch or office, or by personnel of an agent of the foreign security-based swap dealer located in a U.S. branch or office.
[4] Although this Opinion is limited to the Books and records of the U.S. business of SEB, SEB has represented to us in order to prepare this Opinion, that any Books and records that are kept in the United States are held in accordance with the laws of the Commission and that SEB will submit to onsite inspections and examinations with respect to those Books and records. See *Cross-Border Application of certain Security-Based Swap Requirements,* SEC Release No. 34-87780 at 6296. SEB has required any third party located in the United States that holds any books and records related to its security-based swap business to provide the Commission with the undertaking required under Exchange Act Rule 18a6(f) discussed in footnote 2 above.
[5] "Personal data" is defined in Article 4(1) of Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation (the "**GDPR**")) as any information relating to an identified or identifiable natural person ('data subject'); an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

requested information may include criminal records data[6] and special category data[7] under the GDPR.

8. The requests will be related to specific clients and accounts, and employees. The Commission will limit the type and amount of personal data to targeted requests based on risk, and will use what it obtains only for its own lawful, regulatory purpose.[8]

9. The examinations made by the Commission will be non-public and the information, data and documents will be maintained in a secured manner and under strict U.S. laws of confidentiality.[9]

10. The frequency of the Commission requests will not generally be large-scale or systematic, nor will they be regular and/or predictable.[10]

11. For purposes of SEB's transactions and activities as a non-resident security-based swap dealer, SEB's counterparties are also its customers. These terms are consequently used interchangeably. Each such counterparty of SEB will execute an ISDA 2021 SBS Protocol Agreement (or an ISDA 2021 SBS Top-Up Protocol if such person has previously provided SEB with the information included in the ISDA August 2012 DF Protocol), including consent to regulatory disclosures of their information.

12. There are no provisions of the laws of any jurisdiction other than Sweden, which would have any implications on this Opinion.

3 Our opinions

13. Subject to the following qualifications, SEB can, as a matter of law, provide prompt access to its Books and records located in Sweden to the Commission as well as to submit to onsite inspection and examination by the Commission, once registered (or conditionally registered) with the Commission as a non-resident security-based swap dealer.

14. The foregoing opinion is made taking into account that the Commission has not made a substituted compliance determination in respect of Sweden nor entered into a memorandum of understanding with the Swedish

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[6] This type of personal data may only be processed if certain requirements are fulfilled, *e.g.,* following authorisation from the Swedish Authority for Privacy Protection (Sw. *Integritetsskyddsmyndigheten*).

[7] Special category data refers to data revealing racial or ethnic origin, political opinions, religious or philosophical beliefs, or trade union membership, and the processing of genetic data, biometric data for the purpose of uniquely identifying a natural person, data concerning health or data concerning a natural person's sex life or sexual orientation.

[8] https://ico.org.uk/media/for-organisations/documents/2619110/sec-letter-20200911.pdf, p.2.

[9] https://ico.org.uk/media/for-organisations/documents/2619110/sec-letter-20200911.pdf, pp, 2-3.

[10] https://ico.org.uk/media/for-organisations/documents/2619110/sec-letter-20200911.pdf, p. 6.

Financial Supervisory Authority (Sw. *Finansinspektionen*), SEB's financial regulatory authority, providing the Commission with adequate assurances of: (i) prompt access to the books and records of SEB; and (ii) the ability of SEB to submit to onsite inspection and examination by the Commission.

15. The foregoing opinion must be qualified with respect to two distinct legal considerations: (i) requirements and restrictions that follow from Swedish bank secrecy; and (ii) requirements and restrictions that follow from Swedish data protection legislation.

3.1 Information that is subject to bank secrecy

16. According to Chapter 1, Section 10 of the Swedish Banking and Financing Business Act (Sw. *lag (2004:297) om bank- och finansieringsrörelse*) bank secrecy protects information pertaining to a customer of a Swedish credit institution by prohibiting unauthorised (Sw. *obehörig*) disclosure of such information.

17. There is no general exception from bank secrecy in relation to disclosures to Swedish or foreign authorities. However, disclosure of information to a foreign authority is permitted, as it is not unauthorised, if there is a legal obligation to make such disclosure, if the customer has consented to the disclosure, or if there is a sufficiently considerable legitimate interest for the credit institution to make the disclosure.

Disclosure based on consent

18. Each counterparty of SEB will sign a consent to regulatory disclosure by SEB of their information to the Commission.[11]

19. The consent specifies the scope and reason for disclosure and the information that may be included in such disclosures. The consent makes clear and explicit reference to waiver of bank secrecy.[12]

20. The consent of SEB's customers consequently constitutes a valid legal basis to enable SEB, as a matter of law, notwithstanding Swedish bank secrecy, to provide the Commission with prompt access to its Books and records and to submit to the onsite inspection and examination by the Commission.

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[11] See para. 11 above.
[12] See para. 2.5 of SBS I Schedule 2 to the ISDA SBS Protocol Supplement I and para. 2.5 of SBS II Schedule 2 to the ISDA SBS Protocol Supplement II to Protocol Covered Agreements (as defined in the ISDA 2021 SBS Protocol), and para. I (B) of Appendix 1 to the ISDA 2021 SBS Top-Up Protocol.

21.   However, a customer's consent may be withdrawn at any time, regardless of whether the consent is constructed to remain valid for a certain period of time. If a customer were to withdraw its consent as referred to in para. 11 above, SEB would need to rely on an alternative basis in order for a disclosure of that customer's information to the Commission to be permitted notwithstanding Swedish bank secrecy.

Disclosure based on requirement pursuant to a foreign legislation

22.   In the Swedish legal doctrine, there are statements supporting both a more permitting view in relation to the possibilities of disclosing information to foreign authorities, and those positing that a more restrictive view should apply.

23.   There are statements in the Swedish legal doctrine that *on the outset*, the right to disclose confidential information subject to bank secrecy is *in principle* limited to Swedish authorities and primarily when there is a disclosure obligation prescribed by law. More precisely, it is stated that:

> *"[t]he ongoing internationalisation of society means that more and more individuals and companies are coming into contact with foreign authorities concerning their financial situation. This may create an interest amongst the foreign authorities to form perceptions about Swedish legal entities, whereby information about them held by Swedish financial institutions could be important. However, the Swedish financial secrecy is prescribed in Swedish law and exceptions from it should only be made in cases that are accepted by the Swedish legal system. The starting point should therefore be that the right of Swedish financial institutions to provide information to authorities notwithstanding financial secrecy is in principle limited to disclosures made to Swedish authorities, and primarily when an obligation to provide information is prescribed by law."* [13]

24.   However, it has also been stated in the Swedish legal doctrine that if applicable foreign legislation requires a Swedish credit institution conducting activities in a foreign jurisdiction to disclose confidential information, complying with such disclosure requirements is normally not

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[13] Jansson, P. (2010) *Banksekretess och annan finansiell sekretess* [Bank secrecy and other financial secrecy], p. 167. Svenska bankföreningen. N.B., this is an in-house translation. Please see Appendix 1 for the original untranslated language.

considered to be unauthorised for purposes of Swedish bank secrecy. More precisely, it is stated that:

> *"[i]f the legislation in a country where a financial institution has operations requires the disclosure of information, it must, after a standard confidentiality review, normally be considered compatible with the Swedish bank secrecy rules to comply with such disclosure requirements."*[14]

25. The position strictly under Swedish law is not entirely unequivocal. However, the preferred view in our opinion is that the former statement in the legal doctrine (para. 23) should be understood as a general rule, which is superseded by the more specific statements (para. 24) that apply when a foreign authority's right to request or require disclosure of information is legally binding and mandatory for the Swedish credit institution to comply with under applicable foreign laws and regulations.

26. The foregoing allows us to form a reasonable belief that Swedish bank secrecy would not prohibit SEB from providing the Commission with prompt access to its Books and records or from submitting to onsite inspection and examination by the Commission in situations where the consent of a customer cannot be relied on by SEB.

3.2 Information that constitutes personal data

27. The GDPR governs the processing of personal data in the context of the activities of an establishment of a natural or legal person in the European Union, regardless of whether the processing takes place in the European Union or not.

28. The GDPR generally restricts transfers of personal data to a third country (*i.e.,* outside the European Union/European Economic Area), and sets out a limited number of transfer mechanisms which permit such transfers. SEB may transfer the personal data included in the Books and records to the Commission, based on the following transfer mechanisms:

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[14] *Ibid*, p. 226. N.B., this is an in-house translation. Please see Appendix 1 for the original untranslated language.

(i)   appropriate safeguards in the form of standard contractual clauses adopted by the European Commission[15] (the "**SCCs**") pursuant to Article 46(2)(c) of the GDPR;

(ii)   appropriate safeguards in the form of contractual clauses subject to authorisation from the Swedish Authority for Privacy Protection pursuant to Article 46(3)(a) of the GDPR (an "*ad hoc* **transfer agreement**"); and/or

(iii)   derogations for specific situations in the form of important reasons of public interest pursuant to Article 49(1)(d) of the GDPR.

Transfers of personal data based on SCCs

29.   In order to transfer the personal data to the Commission, SEB and the Commission may apply standard data protection clauses adopted by the European Commission pursuant to Article 46(2)(c) of the GDPR, ensuring appropriate data protection safeguards.

30.   The Commission will be the controller of personal data that SEB transfers to it.[16] As a data controller and data importer, the Commission shall, *inter alia*:

(i)   ensure that the data subjects are afforded a level of protection essentially equivalent to that guaranteed within the European Union by the GDPR;

(ii)   submit to the jurisdiction of SEB's establishment, including a commitment to abide by any binding decisions under the laws of Sweden (*i.e.,* respond to enquiries, submit to audits and comply with measures adopted by the Swedish Authority for Privacy Protection, including with respect to remedial and compensatory measures); and

(iii)   warrant that it has no reason to believe that the laws and practices in the U.S., including any requirements to disclose personal data or measures authorising access by

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[15] Commission Implementing Decision (EU) 2021/914 of 4 June 2021 on standard contractual clauses for the transfer of personal data to third countries pursuant to Regulation (EU) 2016/679 of the European Parliament and of the Council.

[16] With respect to both parties being separate controllers of the personal data, "Module I" of the SCCs shall apply ("**controller to controller**").

public authorities, prevent the Commission from fulfilling its obligations under the SCCs.[17]

31.   Should the Commission accept the use of the SCCs, the application of the SCCs would enable SEB, as a matter of law, to transfer personal data in its Books and records to the Commission.

Transfers of personal data based on an ad hoc transfer agreement

32.   Subject to the authorisation from the Swedish Authority for Privacy Protection, appropriate safeguards may also be provided for by an *ad hoc* transfer agreement between SEB and the Commission pursuant to Article 46(3)(a) of the GDPR.

33.   The *ad hoc* transfer agreement shall ensure compliance with data protection requirements and the rights of the data subjects appropriate to processing within the European Union, including the availability of enforceable data subject rights and of effective legal remedies, including to obtain effective administrative or judicial redress and to claim compensation, in the European Union or in a third country. They should relate, in particular, to compliance with the general principles of personal data processing, the principles of data protection by design and by default.[18]

34.   Should the Commission accept to enter into an *ad hoc* transfer agreement with SEB, the *ad hoc* transfer agreement would enable SEB, as a matter of law, to transfer personal data in its Books and records to the Commission.

Transfers of personal data based on important reasons of public interest

35.   In the absence of SCCs or an *ad hoc* transfer agreement, SEB may transfer personal data to the Commission if the transfer is necessary for important reasons of public interest, pursuant to Article 49(1)(d) of the GDPR. A public interest shall be recognised in European Union law or in Swedish law, including the spirit of reciprocity for international cooperation. Article 49(1)(d) of the GDPR must be interpreted restrictively so that the derogation does not become the rule.

36.   Sweden and the U.S. are members of the International Organization of Securities Regulators Organization of Securities Commissions ("**IOSCO**"), which forms an international cooperative organization for

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[17] C-311/18, *Data Protection Commissioner v. Facebook Ireland Ltd, Maximillian Schrems*, para. 105; SCCs, Section II, Clause 13(b); SCCs, Section III, Clause 14(a).
[18] Recital 108 of the GDPR.

securities regulators based on an international agreement. The IOSCO Objectives and Principles of Securities Regulation[19] states that a regulator should be empowered to assist and provide information necessary to foreign regulators in the discharge of their mandate and mission, and that that information gathering powers would be insufficient to ensure proper regulation, supervision and enforcement of markets without this ability.[20] In addition, it is stated that globally active regulated entities must be subject to information sharing on an *ad hoc* basis and in a more organized and specific manner.[21] Based on the IOSCO cooperation, and in the manner in which we assume that the Commission would collect and process personal data, we are able to form a reasonable belief that SEB may transfer the personal data in its Books and records to the Commission based on important reasons of public interest.

37. For a transfer of personal data to be permitted based on important reasons of public interest, the transfer must be strictly necessary and proportionate in relation to the public interest pursued. Based on the assumptions as set forth in paras. 8-10 above, we are able to assess that the transfer is strictly necessary and proportionate.

3.3 Concluding opinion

38. In relation to SEB's ability, notwithstanding Swedish bank secrecy provisions, to provide prompt access to its Books and records to the Commission as well as to submit to onsite inspection and examination by the Commission, as a non-resident security-based swap dealer registered with the Commission, it is our opinion:

　　(i) that SEB *does* have such ability, as a matter of law, based on the customers' consent to SEB's disclosure of such information; and

　　(ii) that we have a *reasonable belief* that SEB would nevertheless have such ability, as a matter of law, if a customer's consent were to be withdrawn.

39. In relation to SEB's ability, notwithstanding Swedish data protection provisions, to provide prompt access to its Books and records to the

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[19] https://www.iosco.org/library/pubdocs/pdf/IOSCOPD561.pdf, 2021-08-18.
[20] Item 15, Section D of the IOSCO Objectives and Principles of Securities Regulation; Methodology for Assessing Implementation of the IOSCO Objectives and Principles of Securities Regulation (2017), p. 91, https://www.iosco.org/library/pubdocs/pdf/IOSCOPD562.pdf. See also Principles Regarding Cross-Border Supervisory Cooperation, Final Report (2010), https://www.iosco.org/library/pubdocs/pdf/IOSCOPD322.pdf.
[21] Methodology for Assessing Implementation of the IOSCO Objectives and Principles of Securities Regulation, (2017), p. 83, https://www.iosco.org/library/pubdocs/pdf/IOSCOPD562.pdf.

Commission as well as to submit to onsite inspection and examination by the Commission, as a non-resident security-based swap dealer registered with the Commission, it is our opinion:

(i)   that SEB *does* have such ability, as a matter of law, to the extent that SEB and the Commission would apply the SCCs or enter into an *ad hoc* transfer agreement; and

(ii)   that we have a *reasonable belief* that SEB would nevertheless, in the absence of applicable SCCs or an *ad hoc* transfer agreement have such ability, as a matter of law, based on important reasons of public interest.

40.   Otherwise than as specifically opined upon in paras. 36 and 37 above, SEB is able, as a matter of Swedish law, to provide prompt access to its Books and records to the Commission as well as to submit to onsite inspection and examination by the Commission, as a non-resident security-based swap dealer registered with the Commission.

4   Miscellaneous

41.   This Opinion does not address contracts entered into prior to the date on which SEB submits an application for registration as a security-based swap dealer pursuant to Section 15F(b) of the Exchange Act.

42.   The opinions set forth in this Opinion are confined to matters of Swedish and EU law as in force at the date of this Opinion, and no opinion is expressed as to the laws of any other jurisdiction.

43.   In this Opinion, Swedish legal concepts are described in English terms and not by their original Swedish terms. The concepts concerned may not correspond to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This Opinion may, therefore, only be relied upon on the express condition that any issues of interpretation or liability arising hereunder will be governed by Swedish law and be brought before a Swedish court.

44.   The opinions set forth in this Opinion are strictly limited to the matters stated in this Opinion and the date of this Opinion and are not to be read as extending by implication to any other matters or points in time. We assume no obligation to update this Opinion or advise you of any changes of Swedish law or the interpretation thereof subsequent to the date of this Opinion.

45.   The headings used in this Opinion are used for convenience only and shall not affect the interpretation of this Opinion.

46.   This Opinion may not, without our prior written consent, be relied on for any other purpose than as set out in Section 1 or relied on by any other person than SEB. However, in accordance with Sec Rule 15b2-4c1(ii) this Opinion will be provided to the Commission as part of SEB's security-based swap registration application and may be disclosed to the Swedish Financial Supervisory Authority or otherwise as necessary or appropriate in connection with SEB's application for registration as a security-based swap dealer pursuant to Section 15F(b) of the Exchange Act.

47.   Any liability of Gernandt & Danielsson Advokatbyrå KB, its partners and its employees in connection with this Opinion shall be limited to the amount payable under this firm's professional liability insurance.

48.   This Opinion shall be governed by and construed in accordance with Swedish law.

* * *

Yours sincerely,

GERNANDT & DANIELSSON ADVOKATBYRÅ KB



Niclas Rockborn

Partner
Gernandt & Danielsson Advokatbyrå KB
Dir   +46 8 670 66 46
Mob   +46 734 15 26 46
niclas.rockborn@gda.se

Nils Unckel

Partner
Gernandt & Danielsson Advokatbyrå KB
Dir   +46 8 670 66 59
Mob   +46 734 15 26 59
nils.unckel@gda.se

Appendix 1

Statement as referred to in para. 23 in original Swedish language

"Samhällets fortgående internationalisering gör att allt flera privatpersoner och företag kommer i kontakt med utländska myndigheter på sådant sätt som angår deras ekonomiska förhållanden. Detta kan skapa ett intresse hos de utländska myndigheterna att bilda sig uppfattningar om svenska rättssubjekt, varvid information som finns om dem hos svenska finansinstitut skulle kunna vara betydelsefull. Den svenska finansiella sekretessen är dock föreskriven i svensk lag och undantag från den bör endast göras i fall som kan godtas av den svenska rättsordningen. Utgångspunkten bör därför vara att rätten för svenska finansinstitut att med genombrytande av den finansiella sekretessen till myndigheter lämna upplysningar om sina kunder i princip är inskränkt till att gälla svenska myndigheter och därvid i första hand när en upplysningsskyldighet är föreskriven i lag."

Statement as referred to in para. 24 in original Swedish language

"Om lagstiftningen i ett verksamhetsland kräver uppgiftslämnande, måste det efter sedvanlig sekretessprövning normalt anses förenligt med det svenska obehörighetsrekvisitet att sådana krav tillgodoses."